

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-2-07

March 23, 2007

Lewis U. Davis, Jr.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/23/2007

Re: CONSOL Energy Inc.
Incoming letter dated January 2, 2007

Dear Mr. Davis:

This is in response to your letter dated January 2, 2007 concerning the shareholder proposal submitted to CONSOL by the New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund and New York City Board of Education Retirement System. We also have received a letter from the proponents dated February 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.




07050059

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street Room 1120
New York, NY 10007-2341

1070412

Buchanan Ingersoll & Rooney PC
Attorneys & Government Relations Professionals

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

Lewis U. Davis, Jr.
412 562 8953
lewis.davis@bipc.com

January 2, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client CONSOL Energy Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of five pension funds (collectively, the "funds") for which the New York City Comptroller serves as trustee or custodian or both[1] (the "Proponent") from the Company's 2007 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 2, 2007. The definitive copies of the 2007 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 27, 2007. We hereby request on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1). This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2007 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2). The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

[1] The five funds on whose behalf the proposal was submitted are the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Background

The Proposal requests that a committee of independent directors of the Board issue a report:

> "on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions ***from the company's current and proposed power plant operations***. The report should be provided by September 1, 2007 at a reasonable cost and omit proprietary information." (emphasis added)

Discussion of Reasons for Omission

I. Rule 14a-8(i)(5) — THE PROPOSAL MAY BE OMITTED IF IT RELATES TO OPERATIONS WHICH LACK RELEVANCE TO THE COMPANY'S BUSINESS.

A company is not required to include a proposal which lacks relevance to its business. Specifically, if the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, for less than 5 percent of its net earnings and gross sales for its most recent fiscal year and is not otherwise significantly related to the company's business. As described in the Company's most recent Annual Report on Form 10-K, the Company is one of the largest coal producers in the United States and operates in two principal business units: coal (mining, preparation and marketing of steam coal and metallurgical coal) and gas (the production of pipeline quality coalbed methane gas). The Company is not an electric utility and is not in the business of operating power plants to generate electricity.

For its fiscal year ended December 31, 2005, the Company had total revenue and other income of approximately $3.8 billion, net earnings of approximately $581 million and total assets of $5.1 billion. The Company does not operate any power plants. The only interest the Company has in any power plant is through CNX Gas. CNX Gas is a listed New York Stock Exchange company of which the Company owns approximately 83%. The Company's gas operations are primarily conducted through CNX Gas. CNX Gas through a joint venture with a major eastern power utility owns an interest in an 88-megawatt, gas fired, electric generating facility in Virginia. The facility does not operate year round and is operated by the utility on an as needed basis to meet its peak load demands for electricity. As of year end 2005 as well as of the nine months ended September, 2006, the investment in this facility represented less than 1% of the Company's (as well as CNX Gas') total assets, CNX Gas' share of the revenues from it represented less than 1% of the Company's (as well as CNX Gas') gross sales and CNX Gas' share of the net earnings represented less than 1% of the Company's (as well as CNX Gas') net income. This peaker facility is not significant and the Proposal lacks relevance to the Company.

II. Rule 14a-8(i)(6) — THE PROPOSAL MAY BE OMITTED IF THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

A company is not required to include a proposal which the company lacks the power or authority to implement. Neither the Company nor CNX Gas operate any power plants. The Company cannot address or take actions to reduce carbon dioxide or other emissions from power plants. Thus, the Company lacks power and authority to address emissions from power plant operations.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2007 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (412) 562-8953.

Very truly yours,



Lewis U. Davis, Jr.

cc: William C. Thompson, Jr.
Comptroller, City of New York

Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 6, 2006

Mr. P. Jerome Richey
Vice President, General Counsel and
Secretary
Consol Energy, Inc.
1800 Washington Road
Pittsburgh, PA 15241

Dear Mr. Richey:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Consol Energy, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:ma
Enclosures
Console Energy climate – social resp. 2007

CLIMATE CHANGE

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:

In 2005, the scientific academies of 11 nations, including the U.S., stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

A 2004 Conference Board report declared that, "scientific consensus that the climate is changing is growing steadily stronger over time; Corporate boards will be increasingly expected to evaluate potential risks associated with climate change; and, the global economy will become less carbon-intensive over time...The real questions are what the pace of the transition will be and who will be the winners and losers."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In June 2005, a majority of U.S. Senators voted in favor of a resolution stating that, "...Congress should enact a comprehensive and effective national program of mandatory, market-based limits on emissions of greenhouse gases that slow, stop, and reverse the growth of such emissions..."

Over the past several years, AEP, Cinergy, DTE Energy, TXU, and Southern Company have issued comprehensive reports to shareholders about the implications of climate change for their businesses. AEP stated, "some initial mandatory reductions of greenhouse gas emissions are likely in the next decade..."

Nine northeastern states are developing the Regional Greenhouse Gas Initiative, which aims to significantly reduce emissions from electric power companies and develop a market to trade emissions allowances. California plans to reduce the state's emissions of greenhouse gases to 2000 levels by 2010, 1990 levels by 2020, and 80 percent below 1990 levels by 2050.

In February 2005, the Kyoto Protocol took effect, imposing mandatory greenhouse gas limits on the 148 participating nations. Companies with operations in those nations must reduce or offset some of their greenhouse gas emissions. For example, companies with operations in Europe can make reductions using the European emissions trading program, where CO_2 has regularly traded for more than $20 per ton.

The California Public Utilities Commission now expects all utilities to add a greenhouse gas cost of $8/ton of CO_2 in all long-term power contracts, and the Colorado Public Utilities Commission agreed that Xcel Energy should assume a $9 per ton cost for a new coal power plant.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's current and proposed power plant operations. The report should be provided by September 1, 2007 at a reasonable cost and omit proprietary information.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 06, 2006

To Whom It May Concern

Re: Consol Energy Inc. Cusip #: 20854P109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 9,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

November 06, 2006

To Whom It May Concern

Re: Consol Energy Inc. Cusip #: 20854P109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 33,880 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

November 06, 2006

To Whom It May Concern

Re: Consol Energy Inc. Cusip #: 20854P109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 78,256 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 06, 2006

To Whom It May Concern

Re: Consol Energy Inc. Cusip #: 20854P109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System	96,747 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

Re: Consol Energy Inc. Cusip #: 20854P109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 3,700 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President



Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

February 7, 2007

BY EMAIL AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Consol Energy Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 2, 2007 letter sent to the Securities and Exchange Commission (the "Commission") by Lewis U. Davis, Jr. of the firm of Buchanan, Ingersoll & Rooney, counsel to Consol Energy Inc. ("Consol" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal"), seeking a report on the Company's response to pressures to reduce emissions from its power plants, may be omitted from the Company's 2007 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(5) and (i)(6) under the Securities Exchange Act of 1934. Based upon my review of the Proposal, as well as the Company's January 2, 2007 letter and Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2007 Proxy Materials. In particular, greenhouse gas emissions from power plants and other sources, and the resulting climate change, are major social issues, and an appropriate subject for a Proposal to Consol, which owns a 50% share in two power plants through a joint venture of its CNX Gas subsidiary. At the same time, the Company's website emphasizes that a key part of the Company's strategic plan is for it to own more coal and gas-fired power plants. As such, power plants, and the emissions from them, are significantly related to the Company's business, notwithstanding that those operations currently account for less than 5% of the Company's assets and revenues. Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division") deny the relief that the Company seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses set out current information with respect to emissions of carbon dioxide and other greenhouse gases, the resultant climate change, and steps that are being taken to address the problem. The Resolved clause then states:

> RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's current and proposed power plant operations. The report should be provided by September 1, 2007 at a reasonable cost and omit proprietary information.

II. The Company's Opposition and the Funds' Response

In its January 2, 2007 letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rules: 14a-8(i)(5) (excludible as relating to operations which account for less than 5 percent of the company's total assets, net earnings and gross sales, and not otherwise significantly related to the company's business); and 14a-8(i)(6) (company lacks power to implement proposal). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that the exclusions apply. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal is Significantly Related to the Company's Business as a Whole and May Not Be Omitted Under Rule 14a-8(i)(5).

Consol has a 50% interest in power plants known as The Buchanan Generation, LLC, Units 1 and 2, through a joint venture between its 83% subsidiary, CNX Gas, and Allegheny Energy Supply. Consol claims that it may omit the Proposal under Rule 14a-8(i)(5) because those power plant operations account for much less than 5% of its assets and revenues, and so "lack relevance to the Company's business." The Company's letter adds: "The Company is not an electric utility and is not in the business of operating power plants to generate electricity." (Letter at p. 2). As detailed below, not only are greenhouse gas emissions a major public concern, but Consol's own public statements also show that expanding its power plant operations is a key part of its long-term strategy. For both of those reasons, the Proposal is "otherwise significantly related" to the Company's business under Rule 14a-8(i)(5), regardless of the fact that power plants currently account for less than 5% of its assets and revenues. The Proposal, therefore, may not be omitted.

In adopting the (c)(5) predecessor to the (i)(5) exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically, and "the Commission does not believe that subparagraph (c)(5) should be hinged solely on the economic relativity of a proposal." That is because "there are many instances in which the matter involved in a Proposal is significant to an issuer's business even though the significance is not apparent from an economic standpoint." Release No. 34-12999 (December 3, 1976). Moreover, as the Commission stated in 1983, in situations "where the proposal has reflected social or ethical issues, rather than economic concerns, raised by the issuer's business, and the issuer conducts any such business, no matter how small, the staff has not issued a 'no-action' letter with respect to the omission of the proposal..." (Emphasis added.) Release No. 34-20091 (August 16, 1983).

Here, the Proposal is a proper one, both because it raises significant social issues that pertain directly to the Company's current power generation operations through the CNX Gas joint venture, and also because the Company has repeatedly stated its intention to greatly expand those operations.

Emissions of carbon dioxide and other greenhouse gases, as the major cause of global climate change, are now a subject of great social concern. In his January 23, 2007 State of the Union address, President Bush spoke of the need "to confront the serious challenge of global climate change." *See* www.whitehouse.gov/news/releases/2007/01/20070123-2.html On February 2, 2007, as also reported on the White House website, "The United States joined 112 other nations in finalizing and approving a landmark climate change science report." www.whitehouse.gov/news/releases/2007/02/20070202.html As summarized by the leader of the U.S. delegation at the meeting that approved the report, it includes "the finding that the Earth is warming and that human activities have very likely caused most of the warming of the last 50 years." *Id.* The report's Summary for Policymakers, at www.ipcc.ch/SPM2feb07.pdf, specifically notes that "Most of the observed increase in globally averaged temperatures since the mid-20th century is *very likely* due to the observed increase in anthropogenic greenhouse gas concentrations" and that "Continued greenhouse gas emissions at or above the current rates would cause further warming and induce many changes in the global climate system during the 21st century that would *very likely* be larger than those observed during the 20th century." *Id.* at pp. 10 and 13 (emphases in original). The Proposal thus raises significant social issues directly related to the Company's business. Those serious social policy issues, by themselves, should preclude the use of Rule 14a-8(i)(5) as a basis for omitting the Proposal.

Moreover, the Company has stated that expanding its current ownership of power plants is a key part of its forward-looking strategy. As detailed below, Consol has consistently highlighted its joint venture ownership interest in its two power plants, and has also represented its future intention to be a "major stakeholder" in future power plants for the generation of electricity from coal or methane gas.

Consol's intent to be a "major stakeholder" in future power plants would be particularly significant to the Company and its shareholders, and the greenhouse gas emissions from such plants would also be a heightened social concern, because Consol has some of the nation's largest holdings of coal and methane gas to fuel such power plants. As noted in the Company's January 26, 2007 press release announcing its latest quarterly dividend:

> CONSOL Energy Inc., through its subsidiaries, is the largest producer of high-Btu bituminous coal in the United States. In addition, the company is a majority shareholder in one of the largest U.S. producers of coalbed methane, CNX Gas Corporation.

The Company's public emphasis on the future significance and expansion of its power plant operations is clear from the homepage of its website, consolenergy.com. A prominent box at the top and center of that homepage flashes, in alternation, six key facts and images about the Company. One of those images shows an electrical transformer, with the statement "CONSOL recently entered into a joint venture in an 88 megawatt power generation station." (A screen print of that homepage, and copies of all other webpages and press releases from Consol's website cited in our letter, are appended to this letter as Exhibit A). Clicking on the "Learn More" link leads to the CNX Ventures webpage, at consolenergy.com/main.asp?c=CNXVentures. The entire emphasis of that page is on Consol's power plant operations. It is headed "CNX Ventures seeks to expand CONSOL Energy's core businesses of coal and gas by developing partnerships with others." Two of three subheadings then refer to the power plants: "CONSOL Energy enters into the power generation business. Coalbed methane-fired power station in Virginia joint venture" and "The Buchanan Generation, LLC, Units 1 and 2 are a joint venture with Allegheny Energy Supply." Both subheadings provide links to a Consol press release about its power plant venture with Allegheny.

That press release then explains how the power plants are a strategic key to Consol's future:

> "This plant is the first step in a long-term goal to add fuel-linked power generation to our portfolio of products," said J. Brett Harvey, president and chief executive officer of CONSOL Energy. "We have successfully moved CONSOL Energy from a coal mining company to a multi-fuel energy producer with the development of our coalbed methane gas operations. Linking power generation to our fuel production is a next logical step for us to take in our strategic evolution."

Tying that strategic evolution to Consol's production and reserves, the press release then adds "Harvey noted that coal and gas, the two fuels CONSOL Energy produces, supply two-thirds of U.S. electricity generation." *Id.*

Other materials on Consol's website similarly emphasize that using the Company's plentiful coal and gas to fuel Consol's expanded future power plant operations is a key to the Company's strategic plans. In a 2003 keynote address to mining professionals, Consol's President and CEO stated:

> Today I see two models [for coal producers]. One dominant, one emerging.
>
> * * *
>
> The second model is one that is just beginning to emerge. Here, the core idea will be to create a new energy producing company, not built around hydrocarbons as the oil industry did, but built around electricity. However, this is not the simple backward integration model of the regulated utility industry. It will be the aggregation of power, coal and natural gas assets - linked, yet independent.
>
> Coal and gas, while providing fuel to in-house generating assets will nevertheless not be captive to the generation. They will stand on their own. Each marketing product not only to its generation partner but also to the market at large.
>
> I see the power-coal-gas model as a very powerful one, capturing value all along the production chain, maximizing the value of each component part, serving an enormous and growing market.

Similarly, the text on the webpage "About CONSOL Energy" emphasizes the Company's strategic move into electricity production: "Through expansion and acquisitions, CONSOL Energy has evolved from a single-fuel mining company into a multi-energy producer of coal, gas and electricity." www.consolenergy.com/main.asp?c=AboutConsol

Consol has continued in 2007 to represent publicly that expanded Company power plant operations are a core part of its future strategy. A January 11, 2007 press release, posted on Consol's website, publicized the two new pilot-project power plants that Consol had just completed -- in addition to its existing joint venture power plants with Allegheny Energy Supply. Consol's release, titled "CONSOL Energy Demonstrates Two Clean Power Generation Technologies Using Alternative Fuels," stated in part:

> CONSOL Energy Inc. (NYSE:CNX), along with several partners, has successfully demonstrated two clean power generation technologies which make use of alternative fuels, including coal waste and coal-based methane, a greenhouse gas.

> "Along with all of our partners, CONSOL Energy is extremely pleased with the performance and potential applications of these technologies," said J. Brett Harvey, CONSOL Energy president and chief executive officer. "With demand for electricity anticipated to grow during the next decade, we believe these clean power technologies, and others like them, will help to meet that demand while controlling emissions of greenhouse gases."
>
> "Our goal is to be a major stakeholder in such projects to ensure the environmentally sound and efficient use of coal, methane gas and alternative fuels."

In sum, the Company's own statements make clear that its current power plant operations are but the beginning of what the Company hopes will be a major Company power plant business. Such plants fueled by Consol's massive coal and gas holdings could, of course, also be a major source of new greenhouse gas emissions, and so both Consol shareholders and the general public have a real interest in learning how the Company is responding to pressures to reduce carbon dioxide and other emissions.

Because both Company shareholders and the general public have a legitimate interest in how Consol will deal with the emissions from its current and future power plants, the (i)(5) exclusion has no application here. In a number of cases, the Division has denied requests for "no-action" relief under Rule 14a-8(i)(5) where company operations were "otherwise significantly related to the company's business," although the assets, earnings and sales related to those operations did not meet the Rule's 5% thresholds, often by a wide margin. *See, e.g., Bank of America Corp.* (Jan. 12, 2007) (proposal seeking reduction of company's investments in Israel; no-action relief denied despite company statement that it had "no revenues or net income from operations present in Israel... no employees, branches or [ATMs] in Israel.... The Corporation has de minimus assets in Israel, its only two Israel based subsidiaries having been dormant for a number of years."); *General Electric Co.* (Jan. 28, 2005) (proposal seeking report on company operations in Iran; Staff wrote that "We are of the view that the proposal is 'otherwise significantly related to' GE's business"); *ConocoPhillips* (Jan. 5, 2004) (proposal seeking report on environmental damage from potential future oil drilling in Arctic National Wildlife Refuge; no-action relief denied despite company statement that such "potential operations . . . account for zero percent of the Company's total assets and for zero percent of its net earnings and gross sales at the end of 2003, the Company's most recent fiscal year"); *Halliburton Company* (March 14, 2003) (proposal seeking report on company operations in Iran); *Halliburton Company* (February 26, 2001) (proposal seeking report on company projects in Burma).

The Company's current and prospective power plant operations distinguish *Arch Coal, Inc.* (Jan. 19, 2007), in which, without objection from the Funds, the Staff granted no-action relief with respect to the Funds' identical Proposal, on the basis of the company's "representation that Arch Coal does not have any power plant operations." Here, Consol has existing power plant operations, and has publicly represented that it intends to expand them significantly.

Accordingly, Rule 14a-8(i)(5) provides no basis for the Company to exclude the Funds' Proposal, which raises an issue of great social concern, and also relates directly to a current and expanding part of the Company's business.

B. The Company Can Fully Implement the Proposal, and so the Proposal Cannot be Omitted Under Rule 14a-8(i)(6)

Consol makes the further argument that the Proposal can be omitted under Rule 14a-8(i)(6) because "Neither the Company nor CNX Gas operate any power plants. The Company cannot address or take actions to reduce carbon dioxide or other emissions from power plants." (Consol letter at p.3). That argument fails for two reasons. First, as shown above, Consol is a joint venturer in existing power operations through CNX Gas; as its website proclaims "CONSOL Energy enters into the power generation business." It is also planning on expanding its power plant ownership and/or operations. As such, Consol would be in a position to take steps, or to require a co-venturer to take steps, to reduce carbon dioxide and other emissions. Second, in any event, the Proposal does not require Consol itself to reduce emissions, but only to report on how it is responding to pressure to reduce emissions. Consol can certainly issue a report, even if, as a "major stakeholder" in power plants, it does not directly operate those power plants. Accordingly, Consol can fully implement the Proposal by issuing the requested report, and so Rule 14a-8(i)(6) provides no basis for the Company to exclude the Funds' Proposal.

III. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Sincerely,



Richard S. Simon

Cc: Lewis U. Davis, Esq.
Buchanan, Ingersoll & Rooney PC
One Oxford Center
301 Grant St., 20th Floor
Pittsburgh, PA 15219-1410

EXHIBIT A TO NYC PENSION FUNDS' REPLY TO CONSOL ENERGY INC. NO-ACTION REQUEST

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CONSOL recently entered into a joint-venture in an 88 megawatt power generation station.

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CONSOL Energy enters into the power generation business.

Coalbed methane-fired power station in Virginia joint venture.

- CONSOL Energy Completes Sale of Interest in Australian Mine
- The Buchanan Generation, LLC, Units 1 and 2 are a joint venture with Allegheny Energy Supply


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CONSOL Energy seeks opportunities that will enhance its core businesses of coal and gas production and utilization. Among its recent projects has been a joint venture investments in a 88-megawatt electricity generating station in southwestern Virginia.

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CONSOL Energy Places 88 MW Generating Facility Into Commercial Service; Southwestern Virginia Plant Is Joint Venture With Allegheny Energy Supply

PITTSBURGH, July 1 /PRNewswire-FirstCall/ -- CONSOL Energy Inc. (NYSE: CNX) said the 88-megawatt (MW) Buchanan Generation, LLC, Units 1 and 2 were placed into commercial service on June 25, 2002, and began generating electricity for sale into the grid on June 27. The generating facility is owned by Buchanan Generation, LLC, a joint venture of CONSOL Energy and Allegheny Energy Supply, a subsidiary of Allegheny Energy, Inc. (NYSE: AYE).

(Photo: http://www.newscom.com/cgi-bin/prnh/20010115/PHM006LOGO-b)

The coalbed methane-fired, simple-cycle combustion turbine facility, located in southwestern Virginia, makes additional capacity available to meet peak electricity needs in the Eastern Region of the United States.

CONSOL Energy owns a 50-percent interest in the generating facility, which features two General Electric LM6000 combustion turbines. The turbines are fueled by coalbed methane from CONSOL Energy's CNX Gas Company operations. Allegheny Energy Supply operates the facility, and its output is being sold into the competitive wholesale marketplace.

"This plant is the first step in a long-term goal to add fuel-linked power generation to our portfolio of products," said J. Brett Harvey, president and chief executive officer of CONSOL Energy. "We have successfully moved CONSOL Energy from a coal mining company to a multi-fuel energy producer with the development of our coalbed methane gas operations. Linking power generation to our fuel production is a next logical step for us to take in our strategic evolution."

Harvey noted that coal and gas, the two fuels CONSOL Energy produces, supply two-thirds of U.S. electricity generation.

Construction of the facility began in mid-March, and it was placed into commercial service following recent approval by the Virginia State Corporation Commission.

CONSOL Energy Inc. is one of the largest U.S. producers of coalbed methane, with daily gas production of approximately 130 million cubic feet, primarily from wells in Virginia. The company recently began coalbed methane production in Pennsylvania and West Virginia, and has a joint-venture company producing natural gas and oil in Tennessee. CONSOL Energy also is the largest producer of high-Btu bituminous coal in the United States, and the largest exporter of U.S. coal. CONSOL Energy has 25 bituminous coal mining complexes in seven states, two Canadian provinces and Australia. CONSOL Energy has annual revenues of $2.3 billion. It is listed among the Forbes "Platinum 400" companies, won the Platts 2001 Financial Times Global Energy Award as Coal Company of the Year, and received a U.S. Environmental Protection Agency 2002 Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

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SOURCE CONSOL Energy Inc.
Web site: http: //www.consolenergy.com
CONTACT: Thomas F. Hoffman of CONSOL Energy, +1-412-831-4060
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"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding CONSOL Energy's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.



Keynote Address - SME Annual Meeting
Cincinnati, OH, February 24, 2003
by J. Brett Harvey President & CEO
CONSOL Energy Inc.

Thank you, John.

In describing this Keynote session, SME notes that modern industrial performance is built on a vast network of resources and services that we all take for granted. We take this network for granted largely because - despite its vastness - it is all but invisible.

Take electricity, for example.

Electricity pervades every aspect of our lives. We constantly add new appliances, new devices, new gadgets to our lives - all powered by electricity - without ever asking whether or not there will be enough electricity to run the device when we turn it on.

We assume that electricity is a limitless supply of energy. A supply of energy constrained only by the number of outlets we have in our walls.

As someone who works every day to provide the fuels that generate electricity, I take great pride in the fact that Americans ARE able to give so little thought to electricity. It is a credit to the power companies, to the fuel suppliers and to the equipment manufacturers that this very valuable product is provided so reliably and so invisibly.

Because of the reliability of supply, electricity demand will continue to grow annually as it has in 47 of the last 50 years. The growth trend will continue because we will continue to find new ways to put electricity to work to make our lives better.

Our ability to meet the growing demand for electricity depends on the production of fuels to run the power plants. In particular, coal and natural gas account for two-thirds of the electricity generated in the United States in a typical year. Coal's share is more than 50 percent.

More than a billion tons of coal is mined each year in the United States - most of it going to produce electricity. And yet, when the Quecreek miners were trapped and we sat fixed to our TV's to watch the rescue effort, how many American's were surprised to discover that we still used coal. I guarantee you that it was millions. That, my friends, IS an invisible resource.

Coal is so invisible that it is tempting to think that perhaps we could do without it. Some of our political opponents in the environmental community work actively to make that happen.

Suppose for the moment that we could legislate coal out of existence tomorrow. How would we replace it?

As I said, coal generates more than 50 percent of the electricity in the United States. That's 300 gigawatts of generating capacity that must be replaced if coal were outlawed tomorrow. I assume here, by the way, that we will replace coal's energy rather than do without the electricity it generates.

Some of you may remember President Clinton's 1997 program to install one million solar roofs in the United States by 2010. To replace all the coal-generated electricity with residential scale "solar roofs," each about 25 feet by 25 feet, it would take almost 300 million solar roofs . . . one for every man, woman and child in the country . . . and then some. Of course, in places like Pittsburgh where I live, and where the sun only shines 60 or so days a year, the challenge becomes more complicated.

What about wind? Under the best conditions, it would take about 860,000 of the largest windmills in the world to generate the amount of electricity produced from coal. Excluding the unusable land, these windmills would occupy an area of about 100,000 square miles. They would just about cover an area the size of Ohio, Pennsylvania, New Jersey and Maryland combined.

In reality, the wind scenario is more complicated because most of the eastern part of the United States - where all the people are - does not have significant "wind resources" to meet even a small fraction of the East's electricity demand. The Department of Energy estimates that if ALL the potential wind resources in the 36 states east of the Mississippi River were used, it would generate less than 10 percent of the electricity produced from coal. And wind, unlike coal, cannot be transferred from where it blows to where it is needed.

Well how about nukes!? If wind and solar aren't up to the task, let's choose a power source we know can generate electricity "big time."

The number of operable nuclear units in the United States peaked at 112 in 1990, with a generating capacity of about 100 gigawatts, or roughly 1,000 megawatts per plant. During the 1980's, the peak period for adding nuclear generating capacity, we added about 6 gigawatts per year on average.

- To replace coal with nuclear power, we would have to build three hundred, 1,000-megawatt plants - six per state if we are even handed. Of course, given the long permitting and construction periods for these plants, it could take as long as 50 years, even after the first new nuclear plant came on line, to build enough nuclear power plants to replace the existing coal-fired fleet.

Each of these three energy sources would have tremendous siting problems. The challenges of siting a nuclear plant are obvious, but even wind farms are also beginning to feel the push back from a public that resists topping every mountain ridge with wind generators.

If solar and wind can't handle it, and it takes too long to build replacement nuclear plants, what about gas? Gas is a valuable fossil fuel because of its clean burning nature and its many uses - increasingly it's used as a fuel to generate electricity. But relying on gas as a base-load fuel for electricity may be a difficult proposition.

Assuming a base-load gas plant of 300 megawatts, we need to build about 1,000 combined cycle plants to replace the existing coal-fired capacity. That would consume an additional 14 quads - 14 quadrillion Btu's -- of gas. That means the United States would have to increase its annual supplies of natural gas by 70 percent compared with calendar year 2000.

To give you an idea of just how difficult that might be, keep in mind that in 2001 - despite the high gas prices in the early part of the year - U.S. gas drilling was up, but overall supply declined slightly, meaning we are on a treadmill. We have to run hard just to stay where we are with the supply/demand balance in natural gas.

My point is not to ignore the importance of solar, wind, or nuclear as potential sources of electricity. But I want to underscore how important the existing fleet of coal mines and coal-fired power plants is to us. Though they may be invisible to many Americans, they are valuable national assets that ensure the United States economy has access to low-cost electricity.

In fact, these assets are so valuable that we are likely to see a significant re-aggregation of asset ownership in the future.

Over the years, we have seen coal-mining assets managed around several business models. From the late 1800's through the 1960's, we had independent mining companies, but we also had mining assets controlled by steel companies. Coal was one of several raw materials that the titans of the steel industry controlled for coke production and steel making. At the end of the day, this backward integration into raw material supply proved costly and the steel makers began to sell their assets in coal and iron.

In the late 1960's and early 1970's, the oil companies moved to buy coal assets. CONSOL Energy, for example, was bought by Conoco in 1966. The model here was built around hydrocarbons. Oil companies were in the hydrocarbon business with oil and natural gas and could see that all hydrocarbons were valuable. By the late 1970's and early 1980's, the oil companies began to realize that the oil and gas markets were very different from those of coal despite the fact that they were all hydrocarbons. And so began the great exodus of the oil companies from coal.

Some electrical utilities also integrated backward into fuel in the 1970's. As was the case for steel, the idea was to own mining assets solely to provide fuel for the company's power plants. The mines were captive and many costs were pushed down onto the fuel component and passed along to the consumer. With the coming of deregulation, that model was difficult to sustain. In addition, utilities had other things they wanted to do - like energy trading. So the liquidation of coal assets occurred there, too.

Today I see two models. One dominant, one emerging.

The dominant model is the pure mining model. However, coal mining companies will find it difficult to exist as a single commodity producer unless they can reach a very large size. The cost of capital and long investment horizon will push coal assets increasingly into aggregation with other metals mining properties, probably on an international basis. Rio Tinto and BHP Billiton come to mind as examples of this model at work. The core competency in this model is mining. It is mining that binds the model together.

The second model is one that is just beginning to emerge. Here, the core idea will be to create a new energy producing company, not built around hydrocarbons as the oil industry did, but built around electricity. However, this is not the simple backward integration model of the regulated utility industry. It will be the aggregation of power, coal and natural gas assets - linked, yet independent.

Coal and gas, while providing fuel to in-house generating assets will nevertheless not be captive to the generation. They will stand on their own. Each marketing product not only to its generation partner but also to the market at large.

I see the power-coal-gas model as a very powerful one, capturing value all along the production chain, maximizing the value of each component part, serving an enormous and growing market.

These assets are vital in another important - and again invisible - way. Coal mining assets are vital to the communities where the extraction takes place. Vital and yet commonly under-appreciated by those who live and work closest to these assets.

It is common to think of the benefits of mining in terms of the jobs provided directly by the mining company. Certainly those are important - particularly because they tend to be very high-paying jobs. As a result, their impact in a community is substantial. In fact, many Americans think that "mining town" concept - where everyone in a town is employed by the mining company -- as a model is still in operation. For coal, at least, those days are largely gone.

The real benefit from coal comes from the many jobs created in SUPPORT of a coal mine. As everyone here knows, mines are prodigious consumers of supplies and services. Roof bolts, timber, steel, rock, boots, janitorial services and on and on.

These jobs reach well beyond the immediate mining towns, but tend to remain in the region.

Last year we did a study of our purchasing practices in support of our five mines in Pennsylvania. What we found demonstrated in vivid terms just how important mining was to southwestern Pennsylvania. In addition to our payroll and tax contributions to the area, we found that we did business with nearly 600 companies in southwestern Pennsylvania. These companies provided us with everything from mining equipment to miners' safety boots.

In each of the two years we studied, we purchased more than $300 million in supplies and services from these companies. In the two-year period of 2000 and 2001, CONSOL's total contribution to the economy of southwestern Pennsylvania - our payroll, our taxes paid, and our business with our suppliers -- totaled $1.1 billion.

This represents an enormous economic engine for southwest Pennsylvania. Other mining companies in other areas undoubtedly would find that their contribution would be similar.

The economic contribution is made all the more important when you consider that the areas where mining takes place often are rural areas where other types of economic activity are limited.

We need to tap this supply chain, not only for the products and services they provide, but also for their political efforts in support of mining. While not every supplier is dependent exclusively on mining for its economic livelihood, a substantial number do depend to an important extent on the well being of the mining industry for their own well-being.

Based on what I have seen in Pennsylvania and West Virginia, these suppliers are anxious to help and have been waiting only to be asked. It is through them, perhaps, that the invisible can become visible.

But lest we forget, we also have obligations to the nation, to our shareholders, to our employees and to the communities in which we operate, beyond that of merely providing the products that are so vital to us all.

To the nation, we have the obligation to produce the materials the nation needs to survive and prosper. Whether it is coal or copper, gold or gravel, it is true that our life depends on materials that are either mined or grown. Our duty to the nation is to find and develop those deposits as efficiently as we can and to produce the final product reliably.

To our shareholders, we have the obligation to use their capital wisely. To invest in projects that enhance the value of the enterprise, to build projects that provide good rates of return, and to operate mines that are safe, productive and efficient.

To our employees, we need to apply our training to projects that will succeed over the long haul, to provide them the opportunity to provide for their families in exchange for their labor, and to provide them with a work environment that is safe so that they can return home to their families at the end of each day.

Finally, to our communities, we have the obligation to operate mines that exist in harmony with the communities that serve as our hosts. Given the nature of our business, that is not an easy obligation to fulfill. But it is one that we must strive to achieve.

We must protect the land, the air, the water, and the other values of the community to the fullest extent of our ability. Although we work in a community, we must never forget that our neighbors live there.

And as a principal provider of fuel to generation electricity, I believe the coal industry must play a key role in encouraging the expeditious clean up of our existing fleet of power plants. In fact, making an effective case for coal requires that we deal with the nagging issue of power plant emissions. This is why we, as an industry, have endorsed President Bush's Clear Skies initiative in concept (I'll call it "CSI").

First, let me say very clearly that I think the power generation industry in this country has made enormous progress in reducing emissions from coal-fired plants. More than $50 billion has been spent in the last 25 years by power plant operators to control emissions from their plants. The progress made in the electric power sector is one of the reasons overall air quality in the country has improved dramatically since the Clean Air Act was first passed in 1970.

A study released recently by the Foundation for Clean Air Progress using only federal data showed that in the last three decades there was an average reduction of 56 percent over the combination of five of the six pollutants regulated under the Clean Air Act.

All that progress in cleaning the air came while energy use has risen 41 percent, economic output has increased 158 percent, and coal use has nearly doubled.

The improvement is absolutely amazing. The only trouble is, most American's don't believe it. According to the Foundation, two out of every three Americans believe that air pollution got worse in the last ten years.

It would be easy to attribute this disconnect to any number of reasons: constant complaints from environmental groups, a pro-environment media, or grandstanding politicians. But there is no doubt in my mind that until power plant emissions fall to even lower levels, we will not be able to convince Americans that coal's role in energy production should increase.

Public opinion has been shaped by environmentalists who argue convincingly that America has an air pollution problem caused, in part, by many older coal-fired power plants that have escaped the requirement of having to install modern pollution control equipment on their plants.

It is time we denied the environmentalists that argument. Coal plant emissions should be cleaned up to the extent practical. We must put behind us the image of the old, belching power plant. The public will not accept coal-fired power willingly until we do.

CSI is the way to accomplish this. CSI replaces New Source Review and a host of confusing regulations with a clear set of achievable targets and timetables. CSI would result in widespread, but not necessarily universal, deployment of scrubbers and other emissions control technologies. Under CSI, an emissions trading system will assure reductions of SO_2 and NO_x that go well beyond even the new Source Performance Standards currently imposed on new power plants.

CSI also tackles the mercury pollution issue head-on.

I support the ultimate goals of the mercury cap-and-trade provisions of the CSI, but I believe that additional research on mercury control technology is essential. The regulations must allow the time needed for the lowest cost mercury control technology to be developed and deployed.

CSI will end the chaos and uncertainty to which plant operators are now subjected because of the crazy-quilt of lawsuits, regulatory initiatives and legislation overlapping each other at both the state and federal level.

We need to provide this new standard, provide a reasonable time for compliance, and provide plant operators the assurance that this is and will be the law of the land.

Let's give to plant operators the regulatory certainty that will allow prudent investment in technology. Investments that are not being made today because of the current chaos of regulation.

Let's end the piecemeal approach. Deploy the technology, reduce the three pollutants about which our environmental friends complain, and take their argument away.

Let's deploy the technology so we can to look every American in the eye and say, "these plants are efficient, and they are clean."

Until we harness the power of technology to the generation of power, coal will remain vulnerable to criticism from those who want to take this invisible yet vital resource and make it disappear altogether.

You know, we face great challenges in our country in the next few years. We must secure for ourselves and for the world freedom from the threat of terrorism, we must revitalize our economy and we must share and expand the abundance of this country with every American citizen.

As America faces these challenges -- there in the background, invisible yet working, stand the industries we represent. Here, in this room, are the men and women who create the value from which all Americans benefit. Here, in this room, not invisible, but here for all to see, are the people who create the foundation on which this great country is built. Here in this room, are the professionals who will build the road to a more prosperous future.

As I said at the beginning it is my pleasure . . . but it is also my honor . . . to be here with you today. Our work may be invisible, but it is indispensable. I am proud to be a part of this great organization.

Thank you very much.

by J. Brett Harvey
CONSOL Energy
Presented: Cincinnati, OH, February 24, 2003





CONSOL Energy Has Rich Tradition

Operations began in the 1860s, just after the American Civil War

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About CONSOL Energy

Through expansion and acquisitions, CONSOL Energy has evolved from a single-fuel mining company into a multi-energy producer of coal, gas and electricity. CONSOL produces both high-Btu coal and gas, which collectively fuels two-thirds of all U.S. power generation, from reserves located mainly east of the Mississippi River. CONSOL Energy is a major fuel supplier to the electric power industry in the northeast quadrant of the United States. In addition, CONSOL Energy has expanded the use of its vast property holdings by brokering various industrial and retail development projects and overseeing timber sale and forestry management activities both in the U.S. and abroad. The company also maintains the largest private research and development facilities devoted exclusively to coal and energy utilization and production.

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CONSOL Energy Demonstrates Two Clean Power Generation Technologies Using Alternative Fuels

PITTSBURGH, Jan. 11 /PRNewswire-FirstCall/ -- CONSOL Energy Inc. (NYSE: CNX), along with several partners, has successfully demonstrated two clean power generation technologies which make use of alternative fuels, including coal waste and coal-based methane, a greenhouse gas.

"Along with all of our partners, CONSOL Energy is extremely pleased with the performance and potential applications of these technologies," said J. Brett Harvey, CONSOL Energy president and chief executive officer. "With demand for electricity anticipated to grow during the next decade, we believe these clean power technologies, and others like them, will help to meet that demand while controlling emissions of greenhouse gases.

"Our goal is to be a major stakeholder in such projects to ensure the environmentally sound and efficient use of coal, methane gas and alternative fuels."

Kathleen McGinty, Secretary of Pennsylvania's Department of Environmental Protection (DEP), attended a dedication ceremony today for the technologies at the South Park (Pa.) facilities of CONSOL Energy's Research and Development Group, which is overseeing both projects.

One of the projects is the pilot-scale test facility of PFBC (Pressurized Fluidized Bed Combustion) Environmental Energy Technology Inc.'s (PFBC-EET) clean coal technology system used to generate power from waste coal and other fuels. This pilot project is located at CONSOL Energy's R&D facilities and received a $1.64 million grant from the Pennsylvania DEP.

The second project is a first-of-a-kind, micro-turbine generator configured to use unprocessed coal mine methane gas directly from an underground source to generate electricity. The micro-turbine was installed as part of a Pennsylvania DEP project grant awarded to CONSOL Energy R&D -- in conjunction with CNX Gas Corporation (NYSE: CXG), majority owned by CONSOL Energy -- and is being tested at CONSOL Energy's Bailey underground mine in western Greene County, Pa.

"Governor Rendell's energy and economic development initiatives are leveraging state and private funding to turn our environmental problems into business opportunities that create jobs and enhance the profitability of Pennsylvania companies," Secretary McGinty said. "Companies like CONSOL Energy are leading the way toward Pennsylvania's energy future, and Governor Rendell and I salute them for their vision and leadership."

CONSOL Energy worked with the PFBC-EET project team to help with the design and construction of a Process Test Facility (PTF) as part of Phase I (Test Facility Construction/Commissioning) of the project. The PTF is capable of burning a wide variety of Pennsylvania waste coals with the objective of providing the necessary combustion and emissions data needed to design and build commercial-scale pressurized fluidized bed, electricity-generating units.

Construction of the PFBC's pilot-test facility was completed last year, with a successful initial test burn of a coal-waste fuel conducted in December.

"Among the environmental benefits in using this technology are the reduction of emissions of sulfur dioxide, nitrogen oxides, carbon dioxide and carbon monoxide resulting from coal combustion," said Doug Farnham, president of PFBC-EET, which is based in Monessen, Pa. "The PFBC technology can utilize very low heat-value, wet fuels, such as waste coal, which will assist in the cleanup of coal waste impoundments around the commonwealth, and elsewhere, eliminating another environmental problem.

"In addition, the waste byproduct is benign and can be easily backfilled or used in commercial applications, such as cement, road aggregate and a variety of building materials."

Farnham also pointed out the economic impact of the technology on a commercial scale. He explained that each commercial facility would employ "about 1,000 workers during construction and 150 full-time operating and maintenance personnel."

The PFBC technology currently is deployed on a commercial scale in several countries, including Sweden and Japan. Both countries maintain some of the strictest emission standards in the world, and have permitted the operation of six such plants.

For the micro-turbine project, CONSOL Energy partnered with CNX Gas Corporation and Ingersoll Rand Energy Systems to install this first-of-a-kind unit. Sited at CONSOL Energy's Bailey Mine, one of the largest underground coal mines in the world, the unit uses coal mine methane liberated directly from the underground workings to generate electricity.

"We've been able to demonstrate that this unit is an innovative way to harvest and use a greenhouse gas which would normally be vented into the atmosphere," said Nick Deluliis, president and chief executive officer, CNX Gas Corporation. "If the economic evaluation is positive, this technology can be applied in coalfields either in isolated areas which may lack access to electricity transmission lines or at individual commercial power generation sites."

The first project of its kind in the world; the micro-turbine unit -- a small, mobile electricity generator designed and built by Ingersoll Rand Energy Systems and modified for the project by CONSOL Energy R&D -- produces about 70 kilowatts of electricity, which is then used by the Bailey Mine operations. Use of the unit will recover an otherwise lost resource and will help to curb greenhouse gas and carbon emissions, according to CONSOL Energy R&D researchers.

CONSOL Energy will donate the monetary value of the electricity generated during the first full year of operation of the micro-turbine to the West Greene School District.

CONSOL Energy Inc., a member of the Standard & Poor's 500 Equity Index, has annual revenues of $3.8 billion. It has 15 bituminous coal mining complexes in six states. In addition, the company is a majority shareholder in one of the largest U.S. producers of coal bed methane gas, CNX Gas Corporation. CONSOL Energy was named one of America's most admired companies in 2005 by Fortune magazine. It received the U.S. Department of the Interior's Office of Surface Mining National Award for Excellence in Surface Mining for the company's innovative reclamation practices in 2002, 2003 and 2004. Also in 2003, the company was listed in Information Week magazine's "Information Week 500" list for its information technology operations. In 2002, the company received a U.S. Environmental Protection Agency Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this news release regarding CONSOL Energy's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

SOURCE CONSOL Energy Inc.

CONTACT: Joseph A. Cerenzia of CONSOL Energy Inc., +1-412-831-4062

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding CONSOL Energy's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

CONSOL Energy Declares Regular Quarterly Dividend of $0.07 per Share

PITTSBURGH, Jan 26, 2007 /PRNewswire-FirstCall via COMTEX News Network/ -- CONSOL Energy Inc.'s (NYSE: CNX) Board of Directors declared a regular quarterly dividend of $0.07 per share, payable on February 23, 2007, to shareholders of record February 8, 2007.

CONSOL Energy Inc., through its subsidiaries, is the largest producer of high-Btu bituminous coal in the United States. In addition, the company is a majority shareholder in one of the largest U.S. producers of coalbed methane, CNX Gas Corporation.

CONSOL Energy Inc., a member of the Standard & Poor's 500 equity index, has annual revenues of $3.7 billion. The company was named one of America's most admired companies in 2005 by Fortune magazine. It received the U.S. Department of the Interior's Office of Surface Mining National Award for Excellence in Surface Mining for the company's innovative reclamation practices in 2002 and 2003. Also in 2003, the company was listed in Information Week magazine's "Information Week 500" list for its information technology operations. In 2002, the company received a U.S. Environmental Protection Agency Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding CONSOL Energy's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

SOURCE CONSOL Energy Inc.

Thomas F. Hoffman, +1-412-831-4060, or
Charles E. Mazur, Jr., +1-412-831-4340,
both of CONSOL Energy Inc.

http://www.consolenergy.com/

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding CONSOL Energy's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CONSOL Energy Inc.
Incoming letter dated January 2, 2007

The proposal requests a report reviewed by a board committee of independent directors on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's power plant operations.

We are unable to concur in your view that CONSOL may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that CONSOL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that CONSOL may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that CONSOL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

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